Christopher Taft Senior Vice President & Corporate Controller

May 5, 2020

VIA EDGAR

Mr. Blaise Rhodes

Ms. Linda Cvrkel

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nielsen Holdings plc

   Form 10-K for the Fiscal Year Ended December 31, 2019

   Filed February 27, 2020

   File No. 001-35042

Dear Mr. Rhodes and Ms. Cvrkel:

Nielsen Holdings plc (the “Company”) is writing to respond to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 24, 2020, relating to the above-referenced document (the “Original Filing”). For your convenience, we have reproduced the Staff’s comment in bold immediately preceding the Company’s response.

Concurrently with the submission of this letter, the Company is filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system, an amendment to the Original Filing (the “Amendment”) in response to the Staff’s comment.

Item 9A. Controls and Procedures

a) Evaluation of Disclosure Controls and Procedures, page 133

1.

Please amend to provide an evaluation of the effectiveness of your disclosure controls and procedures as of the current fiscal year end, December 31, 2019, rather than December 31, 2018. Refer to Item 307 of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure in “Item 9A. Controls and Procedures” in the Amendment to clarify that the evaluation of the effectiveness of its disclosure controls and procedures was made as of December 31, 2019, rather than December 31, 2018.

If you have any additional questions or comments, please do not hesitate to contact me at 203-563-2831.

Sincerely,

/s/ Christopher Taft
Christopher Taft

Nielsen 40 Danbury Road, Wilton, CT 06897 tel 203 563 2831 christopher.taft@nielsen.com www.nielsen.com